UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CyberOptics Corporation

(Exact name of Registrant as Specified in its Charter)

Minnesota (State or other jurisdiction of incorporation)	0-16577 (Commission File Number)	41-1472057 (IRS Employer Identification No.)

5900 Golden Hill Drive, Minneapolis, Minnesota (Address of principal executive offices)		55416 (Zip Code)

Jeffrey Bertelsen (763) 542-5000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2020 to December 31, 2020.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of CyberOptics Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2020 to December 31, 2020.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available under the SEC Filings section under the Investor tab at www.cyberoptics.com.

Item 1.02 Exhibit

As specified in Item 1.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 -- Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of CyberOptics Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CyberOptics Corporation

/s/ Jeffrey Bertelsen	April 23, 2021
By Jeffrey Bertelsen, Executive Vice President & CFO/COO	(Date)